Mail Stop 6010

June 15, 2006

Via U.S. Mail and Facsimile (717)849-4756

William Jellison
Senior Vice President and Chief Financial Officer
Dentsply International Inc.
221 West Philadelphia Street
York, Pennsylvania 17405

> **Re:** **Dentsply International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 000-16211**

Dear Mr. Jellison:

We have reviewed your filings and response letter dated May 8, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Note 4. Segment and Geographic Information, page 61

1.   We note your response that your reporting units are components of the three
        operating segments that are not operating segments in and of themselves. Under
        paragraph 10 to SFAS 131 your reporting units appear to have characteristics of
        operating segments in that they a) engage in business activities from which they
        earn revenues and incur expenses, b) have operating results that are reviewed by
        the CODM as their financial and non financial measures are included in the
        reports provided to the CODM, and c) have discreet financial information
        available. Furthermore, paragraph 12 of SFAS 131 states that a CODM identifies
        a function, not necessarily a manager. That function is to allocate resources to
        and assess the performance of the segments, which can be done by one person or
        a group of persons. Please further explain why your segment disclosure is
        appropriate under SFAS 131. In that regard, please address the following:

    *   Tell us why the group consisting of the President/Chief Operating Officer and the
        Senior Vice Presidents do not constitute the CODM role for SFAS 131 purposes.

    *   The individual segments appear to aggregate various geographies, product
        categories, and divisions. Accordingly it is unclear how you assess performance
        and make resource allocation decisions when the individual operating segments
        include such apparently diversified operations. Please more specifically describe
        how the financial packages are reviewed in assessing performance and in arriving
        at resource allocation decisions.

    *   Please tell us if there are managers (with a focus on function) at the reporting
        units who report to the Senior Vice Presidents. Refer to paragraph 14 of SFAS
        131. If so, describe their roles and responsibilities.

    *   Provide us a sample of the segment and reporting unit financial information
        regularly provided to the President/Chief Operating Officer.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant